Filed Pursuant to Rule 433
Registration No. 333-149360
March 9, 2009
PRICING TERM SHEET
5.75% Senior Notes due April 1, 2014

Issuer:	PG&E Corporation

Security:	5.75% Senior Notes due April 1, 2014

Size:	$350,000,000

Maturity Date:	April 1, 2014

Coupon:	5.75%

Interest Payment Dates:	October 1 and April 1, commencing October 1, 2009

Price to Public:	99.456%

Benchmark Treasury:	1.875% due February 28, 2014

Benchmark Treasury Yield:	1.925%

Spread to Benchmark Treasury:	+395 basis points

Yield:	5.875%

Optional Redemption:	Make-Whole Call at Treasuries plus 50 basis points

Expected Settlement Date:	March 12, 2009

CUSIP:	69331C AE8

Anticipated Ratings:	Baa1 by Moody’s Investors Service, Inc.
BBB by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.

Co-Managers:	The Williams Capital Group, L.P.
Samuel A. Ramirez & Company, Inc.
Utendahl Capital Partners, L.P.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC toll free at 800-269-6864; Citigroup Global Markets Inc. toll free at 877-858-5407; or Goldman, Sachs & Co. toll free at 1-866-471-2526.